UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Antero Resources Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03674X 106

(CUSIP Number)

Paul M. Rady

1615 Wynkoop Street

Denver, Colorado 80202

(303) 357-7310

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 29, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13 D

CUSIP No. 03674X 106

1.	Name of Reporting Person Paul M. Rady

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,644,430(1)

	8.	Shared Voting Power 5,282,518(2)

	9.	Sole Dispositive Power 10,644,430(1)

	10.	Shared Dispositive Power 5,282,518(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,926,948(1)(2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.7%(1)(2)(3)

14.	Type of Reporting Person IN

(1)                       Includes 452,417 shares of Common Stock (as defined in the Explanatory Note) that remain subject to vesting and options to purchase 25,000 shares of Common Stock that expire ten years from the date of grant, or April 15, 2025.

(2)                       Includes 2,820,806 shares of Common Stock held by Salisbury Investment Holdings LLC (“Salisbury”), and 2,461,712 shares of Common Stock held by Mockingbird Investments, LLC (“Mockingbird”).  The Reporting Person owns a 95% limited liability company interest in Salisbury and his spouse owns the remaining 5%. The Reporting Person owns a 3.68% limited liability company interest in Mockingbird, and a trust under his control owns the remaining 96.32%.  The Reporting Person disclaims beneficial ownership of all shares held by Salisbury and Mockingbird except to the extent of his pecuniary interest therein.

(4)                       Calculations are based upon 277,061,336 shares of Common Stock outstanding as of February 29, 2016.

Explanatory Note: This Amendment No. 1 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed on November 24, 2015 (the “Original Schedule 13D”) with the Securities and Exchange Commission (the “Commission”) relating to the common stock, par value $0.01 per share (“Common Stock”), of Antero Resources Corporation, a Delaware corporation (the “Issuer” or the “Company”). The Original Schedule 13D is hereby amended and supplemented by the Reporting Person (as defined below) as set forth below in this Amendment (as so amended and supplemented, the “Schedule 13D”). Unless set forth below, all previous Items of the Original Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is supplemented as follows:

On February 29, 2016, Salisbury sold 2,950,000 shares of Common Stock and Mockingbird sold 50,000 shares of Common Stock to a market maker in accordance with Rule 144 under the Securities Act of 1933, as amended. As of the date hereof, the Reporting Person beneficially owns 15,926,948 shares of Common Stock, including 2,820,806 shares of Common stock held by Salisbury and 2,461,712 shares of Common Stock held by Mockingbird.

Item 5.	Interest in Securities of the Issuer

This Item 5 shall be deemed to amend and restate Item 5 to the Original Schedule 13D in its entirety:

(a) — (b)  The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Person (on the basis of a total of 277,061,336 shares issued and outstanding as of February 29, 2016) are as follows:

Amount beneficially owned: 15,926,948		Percentage:5.7%

Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote:	10,644,430
ii.	Shared power to vote or to direct the vote:	5,282,518
iii.	Sole power to dispose or to direct the disposition of:	10,644,430
iv.	Shared power to dispose or to direct the disposition of:	5,282,518

The number of shares to which the Reporting Person has sole voting and dispositive power includes 452,417 shares of Common Stock that remain subject to vesting and options to purchase 25,000 shares of Common Stock that expire ten years from the date of grant, or April 15, 2025.  The number of shares to which the Reporting Person has shared voting and dispositive power includes 2,820,806 shares of Common Stock held by Salisbury, and 2,461,712 shares of Common Stock held by Mockingbird.  The Reporting Person owns a 95% limited liability company interest in Salisbury and his spouse owns the remaining 5%. The Reporting Person owns a 3.68% limited liability company interest in Mockingbird, and a trust under his control owns the remaining 96.32%.  The Reporting Person disclaims beneficial ownership of all shares held by Salisbury and Mockingbird except to the extent of his pecuniary interest therein.

(c)  The information contained in Item 3 above is incorporated herein by reference. Except as described therein, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d) The Reporting Person has the right to receive the proceeds from the sale of the Common Stock reported on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of the proceeds from the sale of the Common Stock beneficially owned by the Reporting Person.

(e)  Not applicable.

Signature

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	March 2, 2016

Paul M. Rady

/s/Alvyn A. Schopp
	Name:	Alvyn A. Schopp
	Title:	Attorney in Fact*

* The Power of Attorney given by Mr. Rady was previously filed with the U.S. Securities and Exchange Commission on October 9, 2013 as an exhibit to the Form 3 filed by Mr. Rady with respect to the Issuer and is hereby incorporated by reference.